July 25, 2005
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. – Room 3528
Washington, D.C. 20549
Attn: H. Roger Schwall, Esq.

Re:	Alon USA Energy, INC. Registration Statement on Form S-1 File No. 333-124797
Dear Mr. Schwall:
The following information with respect to the distribution of the preliminary prospectus dated July 14, 2005 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the aforementioned Registration Statement.
The number of preliminary prospectuses dated July 14, 2005 as distributed between July 14, 2005 and July 22, 2005 is as follows:

No. of Copies dated
July 14, 2005
To Prospective Underwriters	8,323
To Institutions	887
To Individuals	600
To Statistical Services	10

Total	8,323
Sincerely,
CREDIT SUISSE FIRST BOSTON LLC
DEUTSCHE BANK SECURITIES INC
LEHMAN BROTHERS INC
    As Representatives
By: Credit Suisse First Boston LLC
Joseph D. Fashano
Director